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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

03014501

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003

SEC FILE NUMBER
8-51083

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Inter-Dealer Brokers, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Crossan (212) 968-4117
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

MAR 20 2003

AFFIRMATION

I, Robert Crossan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Inter-Dealer Brokers, LLC for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February 20, 2003
Signature
Date

Chief Financial Officer
Title

Charlene Gilkes
Notary Public

CHARLENE GILKES
Notary Public, State of New York
No. 41-4956992
Qualified in Kings County
Commission Expires Oct. 2. 20 05

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Inter-Dealer Brokers, LLC

We have audited the accompanying statement of financial condition of Inter-Dealer Brokers, LLC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Inter-Dealer Brokers, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2003

INTER-DEALER BROKERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$2,685,556
ACCRUED COMMISSIONS FROM BROKERS, DEALERS AND CUSTOMERS	216,047
RECEIVABLE FROM AFFILIATES	17,272
OTHER ASSETS	172,707
TOTAL ASSETS	$3,091,582

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:	
Accrued compensation	$ 385,981
Payable to affiliates	1,355,299
Accounts payable and accrued expenses	241,286
Total liabilities	1,982,566
MEMBER'S INTEREST	1,109,016
TOTAL LIABILITIES AND MEMBER'S INTEREST	$3,091,582

See notes to statement of financial condition.

INTER-DEALER BROKERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002

1. ORGANIZATION

The statement of financial condition includes the accounts of Inter-Dealer Brokers, LLC, a New York Limited Liability Company (the "Company"). The Company is a wholly-owned subsidiary, of GFInet, Inc. ("GFInet"), a Delaware Corporation. GFInet is a majority-owned subsidiary of GFI Group Inc. ("GFI Group"), a Delaware Corporation. GFI Group is a majority-owned subsidiary of Jersey Partners Inc. ("JPI"), a New York S Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD") and a member of the Securities Investors Protection Corporation. The Company provides brokerage services for securities and equity derivatives to broker-dealers and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingencies in the financial statement. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Brokerage Transactions - Brokerage transactions and the related revenues and expenses are recorded on a trade date basis.

Recent Accounting Pronouncements

On July 30, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146 ("SFAS 146") *Accounting for Costs Associated with Exit or Disposal Activities*, which supersedes prior accounting guidance, Emerging Issues Task Force Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* SFAS No. 146 prescribes new guidelines for recognition of costs associated with exit or disposal activities. The provisions of SFAS 146 are effective for disposal activities initiated after December 31, 2002.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45") "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*." FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end.

However, the disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending December 15, 2002. The adoption of applicable requirements of FIN 45 did not have material impact on the Company's statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially, all of the Company's financial instruments are carried at fair value or amounts which approximate fair value.

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state and local levels.

5. ACCRUED COMMISSIONS FROM BROKERS, DEALERS AND CUSTOMERS

Accrued commissions receivable represent amounts due from brokers, dealers, banks, and other financial institutions for the execution of various brokerage transactions. These transactions include equity derivatives, ADRs, Eurobonds, municipal bonds, and corporate equities.

6. FACTORING

Pursuant to a factoring agreement dated April 1, 2002, the Company sells certain receivables from brokers, dealers and customers to an affiliate on a non-recourse basis.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has been named as defendant in various lawsuits and has been involved in certain investigations and proceedings. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the financial condition of the Company.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Brokerage Activities - In the normal course of business, the Company purchases and sells various equity securities primarily on a give-up basis. Purchases and sales of other products are on a matched principal basis and are cleared through an affiliate. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company. The Company does not anticipate nonperformance by Counterparties. The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standing of Counterparties with which it conducts business.

9. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the Securities and Exchange Commission and the NASD and, accordingly, is subject to the Net Capital rules under the Securities Exchange Act of 1934, and the NASD. Under these rules, the Company is required to maintain minimum Net Capital of not less than the greater of $250,000 or 2% of aggregate debits as defined. At December 31, 2002, the Company's Net Capital was $702,989 which exceeded the minimum requirement by $452,989.

10. RELATED PARTY TRANSACTIONS

At December 31, 2002, the net balance payable to affiliates of $1,338,027 related primarily to administrative and overhead expenses allocated by an GFInet. as well as certain other expenses paid by GFInet on behalf of the Company, net of a receivable from an affiliate that performs clearing operations for the Company.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 20, 2003

Inter-Dealer Brokers, LLC
100 Wall Street
New York, New York 10005

In planning and performing our audit of the financial statements of Inter-Dealer Brokers, LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 20, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP